DC

No Act
P.E. 12-4-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE [redacted]

07043117

January 11, 2007

Kenneth L. Wagner
Associate General Counsel
Legal Department
Bank of America Corporation
101 S. Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/11/2007

Re: Bank of America Corporation
Incoming letter dated December 4, 2006

Dear Mr. Wagner:

This is in response to your letter dated December 4, 2006 concerning the shareholder proposal submitted to Bank of America by John C. Harrington. We also have received a letter on the proponent's behalf dated January 2, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 24 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John C. Harrington
President and CEO
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

PROCESSED
FEB 06 2007 E
THOMSON
FINANCIAL

1085917

Bank of America

KENNETH L. WAGNER
Associate General Counsel
Legal Department

December 4, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal and supporting statement on November 8, 2006 (the "Proposal") from John C. Harrington (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 25, 2007. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2007 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2007 Annual Meeting.

Tel: 704.386.9036 Fax: 704.719.0843
kenneth.wagner@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

SUMMARY OF PROPOSAL

The Proposal seeks a bylaw amendment to create a "Vice President for US Economy and Security" that shall review whether management and Board of Directors policies "adequately defend and uphold the economy and security of the United States of America consistent with their responsibilities to the shareholders."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rules 14a-8(i)(3), (i)(7) and (i)(10). The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation the proxy rules. The Proposal may also be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the ordinary business of the Corporation. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented and is superfluous.

1. **The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.**

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither shareholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLAB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Proposal is vague and indefinite.[1] It does not include enough information for the stockholders of the Corporation to make an informed decision on the matter being presented. The Proposal leaves key terms and phrases undefined and is subject to multiple interpretations. Furthermore, the Proposal does not provide sufficient guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Proposal

[1] While the literal creation of the vice president position set forth in the Proposal is reasonably clear, the substance and implementation of the Proposal is not. The actions required to be undertaken by the new vice president are not clear. The Corporation believes it would defy logic to create a new vice president position, but have no reasonable idea what actions that person would undertake to fulfill his/her obligations.

calls for a new vice president position to review whether management and Board of Directors policies "adequately defend and uphold the economy and security of the United States of America consistent with their responsibilities to the shareholders." The very brief supporting statement offers no interpretive assistance. The supporting statement indicates that the bank's transactions and polices in "some nations, such as China. . . could either favorable or detrimentally affect the US economy or security interests." (emphasis added) It is unclear what message that sentence is intending to convey. The supporting statement also indicates that the Corporation's "policy and practices may already address these concerns" but that more attention should be paid to the "impact of [the Corporation's] policies on the US economy and security."

The Proposal does not define "economy of the United States of America." Does economy refer to an economic measure, such a gross domestic product or inflation? Should the Corporation be analyzing the Proposal in terms of macro or micro-economic indicators? Should regional or global economies be factored into the analysis? Do the stock markets or the Corporation's stock price factor into the economy analysis? Should the Corporation focus on the trade deficit or measures that may balance the federal budget? The Proposal leaves numerous unanswered questions for the Corporation and its stockholders.

In addition, the Proposal does not define "security of the United States of America." Does security mean "national security" in terms of terrorism or an attack from foreign countries? Are the security concerns relating to expatriation of US dollars? Are the security concerns focused on financial or personal data or other confidential information the Corporation may possess from time to time. Does the Proponent believe there are certain governments or entities (foreign or domestic) that the Corporation serves that should be analyzed as a possible security risk of some kind? Does the Proponent believe that the Corporation is in possession of national security secrets that need to be more adequately protected? Does the proposal call for a reevaluation of the Corporation's compliance with the USA Patriot Act and its compliance with anti-money laundering laws or laws designed to prevent criminal activity? Again, the Proposal leaves numerous unanswered questions for the Corporation and its stockholders.

Further, it is unclear what actions are required to "defend and uphold" the economy and security of the United States. The Proposal does not state what thresholds or objective measures should be used to determine whether the Corporation's policies have in fact "adequately" defended or upheld the economy and security of the United States. What is considered an adequate defense? How does the Corporation and stockholders know if and when the economy and security of the United States has been adequately upheld and defended? In that regard, what actions are "consistent with [management and the Board of Director's] responsibilities to the shareholders"? Should the Corporation sacrifice financial performance or its financial condition in defense of the "economy and security of the Unites States? A material amount? How does the Corporation balance these issues? Do stakeholders matter, or only stockholders, or both? Do stockholders understand that actions taken to implement the Proposal may adversely impact their investment in the Corporation?

The Division, in numerous no-action letters, has permitted the exclusion of shareholder proposals "involving vague and indefinite determinations ... that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); *Alcoa Inc.* (December 24, 2002) (excluding a proposal requesting the company to commit itself to "full implementation of these human rights standards"); *Occidental Petroleum Corporation* (March 8, 2002) (excluding a proposal to adopt the "Voluntary Principles on Security and Human Rights"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Philadelphia Electric Company* (July 30, 1992); *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is required to "adequately defend and uphold the economy and security of the United States of America." The Proposal is not clearly presented and the Corporation's stockholders cannot be asked to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See Exchange Act Release No. 34-40018* (May 21, 1998).
As discussed above, it is not entirely clear what the Proposal requests. However, the Proposal appears to relate to several areas of the Corporation's ordinary business matters including, general conduct of a legal compliance program and the hiring of employees. The Division has long permitted the

exclusion of proposals that relate to the foregoing matters. *See Monsanto Company* (November 3, 2005) (excluding a proposal to establish an ethics oversight committee to "insure compliance with the Monsanto's Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial, and local governments, including the Foreign Corrupt Practices Act" because it related to the general conduct of a legal compliance program); *General Electric Company* (January 4, 2005) (excluding a proposal regarding whether NBC's broadcast television stations activities met their public interest obligations because it related to the general conduct of a legal compliance program); and *Hudson United Bancorp* (January 24, 2003) (excluding a proposal to establish a committee to investigate possible corporate misconduct because it related to the general conduct of a legal compliance program). The Proposal requires the creation of a new position charged with reviewing whether the Corporation has "adequately defend and uphold the economy and security of the Unites States of America consistent with their responsibilities to the shareholders." While not entirely clear how the Proposal would be implemented, the Corporation believes that it is related to the general conduct of a legal compliance program and thus, may be excluded under Rule 14a-8(i)(7).

The Proposal also appears to relate to the creation of a new employee position, the Vice President for US Economy and Security and, presumably, the appointment of a person to fill said position. The Division has consistently held that proposals relating to the hiring or firing of employees, may be properly omitted pursuant to Rule 14a-8(i)(7), because they relate to ordinary business operations. This has been the case even for proposals related to officers— including the chief executive officer. *See The Boeing Company* (February 10, 2005); and *Spartan Motors, Inc.* (March 13, 2001). Because the Proposal relates to the conduct of the Company's ordinary business operations, in seeking creation of a new employee position and the hiring of a person to fill that position it is excludable under Rule 14a-8(i)(7).

In addition, the Corporation recognizes that certain proposals could transcend day-to-day business matters and raise policy issues so significant that they could be appropriate for a stockholder vote. However, matters regarding a general legal compliance program or employee hiring raised by the Proposal, do not raise any significant policy issues as contemplated by Rule 14a-8(i)(7). The Proposal merely relates to the day-to-day management of the Corporation's business. The Proponent seeks to involve itself in the micro-management of the Corporation's business, not raising issues of significant policy. Consistent with the foregoing, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because its goal has already been substantially implemented.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." It also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. In 1983, the Commission determined that the previous formalistic "fully effected" application of Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)) defeated the purpose of the rule. *See SEC Release No. 34-30091* (August 16, 1983). The Commission reaffirmed this interpretation in 1998 and the Division has recently applied this interpretation. *See Exchange Act Release No. 34-40018* (May 21,1998); *AMR Corporation* (April 17, 2000); and *Masco Corporation* (March 29, 1999). In addition, the Division has consistently taken the position that a stockholder proposal has been substantially implemented when a company already has policies and procedures in place relating to the subject of the proposal. *See Kmart Corporation* (February 23, 2000). Further, a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). *See The Gap, Inc.* (March 16, 2001).

The Proposal seeks to amend the Corporation's bylaws to add the following section as new Article VI, Section 15:

> Vice President for US Economy and Security. The Board of Directors may appoint a Vice President for US Economy and Security. The Vice President for US Economy and Security shall review whether management and Board policies, beyond those required by law, adequately defend and uphold the economy and security of the United States of America consistent with their responsibilities to the shareholders. In general, the Vice President for US Economy and Security shall perform all duties incident to the position of Vice President for US Economy and Security, or as may be prescribed by the Board of Directors or these bylaws from time to time, which may include issuing reports to the Board and the shareholders regarding the impacts of Bank of America policies and their implementation on the economy and security of the United States. The Board of Directors may prescribe to whom the Vice President for US Economy and Security shall report.

Article VI, Section 11 of the Corporation's bylaws ("Section 11") states:

> Managing Directors and Vice Presidents. The Board of Directors may appoint one or more Managing Directors and one or more Vice Presidents. Categories of Vice Presidents may include, but are not limited to, Group Executive Vice Presidents, Executive Vice Presidents, Senior Vice Presidents, and Assistant Vice Presidents. The Board of Directors may create categories of Managing Directors. Each Managing Director and each Vice President shall have

> such duties and authorities as may be described by the Board of Directors or by the officer to whom such Managing Director or Vice President reports.

Based on Section 11, the Proposal is superfluous and has been substantially implemented. Section 11 provides for the appointment of Vice Presidents and for their duties and authorizations to be provided for by Board of Directors. If the duties of the Vice President for US Economy and Security could be deciphered from the Proposal, a new position could be created and charged to act under Section 11. In addition, a technical reading of the Proposal indicates that the newly created position need not be filled—it states that the Board of Directors "may appoint" a Vice President for US Economy and Security. The fact that the appointment of a person to the new position is passive, not mandatory, further supports the conclusion that Section 11 already implements the Proposal.

The Corporation already has bylaws in place relating to the creation of vice president positions. For the reasons set forth above, the Proposal is substantially implemented and, therefore, may be omitted from the proxy materials under Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2007 Annual Meeting. Based on the Corporation's timetable for the 2007 Annual Meeting, a response from the Division by February 3, 2007 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn III
John C. Harrington

EXHIBIT A

HARRINGTON
INVESTMENTS, INC.

OFFICE OF THE

November 6, 2006

NOV 2006

CORPORATE SECRETARY

Kenneth D. Lewis, President & CEO
Bank of America
Bank of America Corporate Center
Charlotte, NC 28255

Dear Mr. Lewis:

I am an investor in Bank of America and currently hold 200 shares of Bank of America stock as the beneficial owner. Therefore, I am submitting the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Bank of America common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. I or a representative will attend the stockholders' meeting to move the resolution as required.

I am also President and CEO of Harrington Investments, Inc. (HII).Our firm also holds over 60,000 shares of Bank of America stock for its clients. HII clients and I are concerned that our bank, which is incorporated in the state of Delaware, United States of America, should be required to pay careful attention to its policies and insure that they are consistent with adequately defending and upholding the economy and security of the United States of America. Since our bank operates in 26 countries, I'm sure that you must realize that our bank's policies could either favorably or detrimentally affect the U.S. economic or security interests. Therefore, it is in the interest of our company to amend the by-laws to create the position of Vice President for U.S. Economy and Security.

If you would like to discuss the resolution, please feel free to contact me at 707.252.6166. I have also attached a copy of my Proof of Ownership from Charles Schwab and Company.

Sincerely,

John C. Harrington

mln

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Resolution to Create the Position of Vice President for US Economy and Security

RESOLVED:
To amend the corporate bylaws by inserting in Article VI, after section 14, a new section 15:

Section 15. Vice President for US Economy and Security. The Board of Directors may appoint a Vice President for US Economy and Security. The Vice President for US Economy and Security shall review whether management and Board policies, beyond those required by law, adequately defend and uphold the economy and security of the United States of America consistent with their responsibilities to the shareholders. In general, the Vice President for US Economy and Security shall perform all duties incident to the position of Vice President for US Economy and Security, or as may be prescribed by the Board of Directors or these bylaws from time to time, which may include issuing reports to the Board and the shareholders regarding the impacts of Bank of America policies and their implementation on the economy and security of the United States. The Board of Directors may prescribe to whom the Vice President for US Economy and Security shall report.

Supporting statement: The Bank of America currently operates in 26 countries. In recent years, the Bank has taken an increased stake in institutions in some nations, such as China, where financial transactions and bank policy could either favorably or detrimentally affect US economic or security interests. While bank policy and practices currently may address these concerns on a routine or ad hoc basis, the proponents believe there is a need for a higher level of management and shareholder attention to the impact of our bank's policies on the US economy and security.

SANFORD J. LEWIS, ATTORNEY

January 2, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Bank of America Corporation
On Behalf of John C. Harrington, Harrington Investments, Inc.

Dear Sir/Madam:

John C. Harrington/Harrington Investments, Inc. (the "Proponent") is beneficial owner of common stock of Bank of America Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 4, 2006, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proponent's Proposal may be excluded from the Company's 2007 proxy statement by virtue of Rules 14a-8(i)(3), (i)(7) and (i)(10).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2007 proxy statement and that it is not excludable by virtue of those Rules.

<u>Summary</u>

The resolution, which involves a mandatory Bylaw Amendment creating a Vice President for US economy and security, addresses a major public policy issue facing the Bank of America, namely how it balances its growing financial stake in foreign financial institutions with the interests of its home country, and those of its shareholders primarily domiciled in the US. As an increasingly important policy question for the Company, this does not represent excludible "ordinary business." The resolution is not excessively vague, but rather is written at a level of detail on that is appropriate for shareholder consideration – neither so detailed as to micromanage issues that are reserved to the board or management, nor so general that the shareholders would not know what they are voting on. The resolution explicitly excludes "legal compliance" matters, thus avoiding the issue of ordinary business related to legal compliance; neither can it be understood as inappropriately relating to the hiring or employee management practices of the Bank of America. Finally, the resolution has not been substantially implemented, because it authorizes a new Vice President position within the Company, one that the Board of Directors has not itself as yet chosen to authorize or create.

<u>The Proposal</u>

The resolution would enact a new section of the Bank of America bylaws, establishing the position of "Vice President for US Economy and Security," and describing some of the duties

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

associated with that position including reviewing whether management and board policies, beyond those required by law, adequately defend and uphold the economy and security of the United States of America consistent with their responsibilities to the shareholders. It empowers the Board of Directors to oversee and further define the position, states that the new VP may issue reports to the Board and to shareholders regarding the impacts of Bank of America policies and their implementation on the economy and security of the United States.

ANALYSIS

As a globalizing financial institution with predominantly US-based shareholders, the Bank of America faces extraordinary public policy challenges in balancing US and foreign interests.

The array of issues of concern to investors regarding the impact of the bank on US economy and security are apparent. The Resolution intentionally leaves discretion with the new vice president and with the Board of Directors to define how this position will be implemented and where the focus will be placed, based on their assessment of the needs of the Company. What is clear at this point is that the Bank of America is increasingly operating in a manner that may adversely impact regarding the US economy and security. For example, the bank currently operates in at least 26 countries. These include 10 nations in the Asia/Pacific region, four nations in Latin America, and ten nations in Europe[1].

North America:
1. Canada
2. United States

Latin America:
3. Brazil
4. Chile
5. Mexico
6. Uruguay

Europe:
7. Belgium
8. France
9. Germany
10. Greece
11. Republic of Ireland
12. Italy
13. Netherlands
14. Spain
15. Switzerland
16. United Kingdom

---

1 http://corp.bankofamerica.com/public/products/regions/regions.portal?_nfpb=true&_pageLabel=regions_index_page

Asia and Pacific:
17. Australia
18. China
19. India
20. Japan
21. Malaysia
22. Philippines
23. Singapore
24. South Korea
25. Taiwan
26. Thailand

The bank's intensive relationship with the Construction Bank of China is of particular concern. In 2005, the bank acquired a 9 percent share of the Construction Bank of China, with an option of increasing the share of its holdings to 19.9 percent. The 9% ownership of the China Construction Bank reportedly represents the single largest sum of foreign investment in a Chinese company by a single foreign company. In line with their agreement, the Bank of America will provide "strategic assistance" for the CCB in many areas, including corporate governance, risk management, information technology, financial management and human resources management. See appendix for an article from China's People's Daily.

Will efforts to strengthen the Chinese economy benefit the security and economy of the US?

The Bank of America's global lending operation may negatively or positively affect the U.S. current account deficit or balance of trade based upon loans to foreign companies and foreign government corporations. Bank of America's activities may affect the valuation of the U.S. dollar versus other currencies, which, in turn, could have a negative or positive impact on the overall economy of the United States. Bank of America's ownership of foreign financial institutions, especially those institutions such as the Construction Bank of China, whose majority ownership is controlled by a foreign totalitarian government which may make loans to foreign governments or corporations, and which may manufacture products, including weapons, technology or biological products that could be utilized by the totalitarian government against the United Stated and/or sold to terrorist governments or organizations, could also compromise the security and/or the economy of the United States.

Bank of America has a fiduciary duty to its shareholders, a majority of which, including both institutions and individuals represented directly or through beneficial ownership, are domiciled in the United States of America, and may be economically adversely affected by Bank of America's foreign lending activities and ownership participation, including Bank of America's ownership representation and participation on foreign-owned and controlled bank boards of directors, especially those banks whose majority ownership is represented by a foreign totalitarian government, which may not represent the economic interests of Bank of America's shareholders and/or beneficial owners.

Bank of America's financial, economic investment in, and board representation on a foreign financial institution controlled by a foreign totalitarian government, may unwittingly compromise Bank of America to participate in a threat to the economic security of the United States, and violate the sovereignty of both the State of Delaware, in which our company is incorporated and chartered, and the United States of America, in which the majority of shareholders are domiciled.

Bank of America, by its ownership of a foreign government-controlled financial institution and by its actual board representation on a foreign government-controlled financial institution may also unwittingly provide credibility or "cover for economic actions taken by such a foreign financial institution that would be perceived by the global markets as harming the economic security of the Unites States of America." For instance, a foreign government-controlled financial institution also owned by Bank of America could take the actions that could be economically harmful and possibly disrupt the economy and security of the United States:

- Fund private corporate and foreign government agency operations that may harm the economy and security of the United States
- Disrupt the flow of currency and affect the value of the U.S. dollar, thus undermining currency convertibility and price stability, thus increasing the risk of inflation in the U.S. economy
- Increase the current account deficit or negative trade balance of the U.S.
- Increase the purchase of non-dollar denominated currency and encourage other foreign governments to do the same, thus putting further pressure on the stability and decreasing the value of U.S. currency

In short, the Company's policies and practices have the potential to impact the United States economy and security. As such, shareholders are appropriately concerned about the issues raised by the Company's growing profile in the world. Furthermore, these significant policy issues necessitate a higher level of management and shareholder attention that elevate the issue beyond the ordinary business of the Company.

<u>The submitted resolution is a mandatory Bylaw amendment consistent with Delaware law and the bylaws of the Bank of America.</u>

Delaware law authorizes shareholders to file and vote upon amendments to corporate bylaws. It is important to stress that the Proponents have developed this bylaw amendment within the legal parameters established in Delaware law. Under Delaware Law, DGCL §109, stockholders have a statutory right to adopt bylaws. On its face, §109 provides stockholders with a broad right to adopt bylaws "relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." However, § 141(a) provides a general grant of managerial authority to the board. In addition, Sections 142 (a) and (b), permit bylaws that specify officer titles, duties and the terms and manner of choosing officers. Consequently, it is permissible for shareholders to submit bylaw amendments that specify officer titles and duties so long as the amendment does not interfere with the board's managerial authority. That is precisely what the Proposal does by specifying the title and duties of the position (something the Board has not done) while not interfering with the board's managerial authority to staff and supervise the position.

The format of a corporate Bylaw is to provide a broad policy frameworks, such as to create an executive position, while leaving the details to be resolved by the Board or officers. Therefore, the shareholder resolution is drafted in a manner that is consistent with other bylaws of the bank.

The resolution is not vague or indefinite.

The Company asserts that the resolution may be excluded as vague and indefinite. Pursuant to Rule 14a-8(i)(3) the SEC staff has concluded that proposals may be excluded if they are "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

While the Company admits that the creation of the position of Vice President for US Economy and Security is not vague; it asserts that shareholders would not know what they are voting on vis a vis how the Vice President would go about assessing the Company's impact on the economy and security of the US. The array of questions raised by the Company in its letter in the course of asserting "vague and indefinite" go a long way to demonstrate why shareholders will find the proposal compelling – and why no further clarification would be needed to justify or clarify the need for the bank to begin bringing high-level management attention to these issues as requested in the resolution. The Company actually states that the Proposal does not define commonly understood terms such as the "economy" and "security" of the United States. It seems obvious that any shareholder would understand what these terms mean sufficient to know whether or not the Company should have a Vice President addressing and assessing these issues. The resolution also leaves sufficient leeway and the appropriate discretion for the Vice President and Board to determine which economy and security issues should be priorities, and which should have greatest urgency.

The current policies of the bank on these issues are opaque; the resolution presents the management with a shareholder request for higher level accountability as well as greater transparency. The Company asserts that the resolution does not include enough information for stockholders of the corporation to make informed decisions on the matters being presented, yet what the resolution is demanding is precisely the need for the Company to become more transparent in how it relates to issues of great and even grave importance to its shareholders, namely how the Company is balancing its impacts on the US economy as it grows its business abroad.

It is unclear to shareholders how the Company will balance the interests of the US shareholders and the US economy with the interests of the Chinese economy, for instance, and the proponents have not attempted to dictate precisely how that balance will be struck. Proponents believe that many shareowners are legitimately concerned about these issues not only for how they will affect future value of their shares in Bank of America, but also how they will affect the value of other shares as "universal owners" within the US economy.

Similar impacts and concerns may exist in many other countries where the Bank of America is doing business. The Resolution is intended to create a high-level process within the bank for improving accountability and transparency. The purpose of the new position is precisely to begin to provide some definition and clarity for shareholders. The Resolution is not at all vague in its effort to do so.

Furthermore, the amount of detail included in this Resolution is quite consistent with the amount of detail provided in the bylaws for other board level positions. Providing greater detail would have been inconsistent with the form and style of a Bylaw. Additional definition of terms specified could have been beyond the appropriate scope of authority of the shareholders and could have begun to implicate "micromanagement."

Finally, it should be noted that the Board of Directors has the freedom to further define the roles of the Vice President. Section 11 of the bylaws provides that "each Vice President shall have such duties and authorities as may be described by the Board of Directors." Thus it is fully within the power of the Board of Directors to provide additional clarification and specificity for this Vice President's duties.

Certainly in the present instance the resolution provides enough specificity as to the subject matter on which the new Vice President would be responsible, so as to allow a shareholder to decide whether or not to establish a high ranking position to ensure accountability and transparency on these issues.

At its core the management asserts that neither the corporation nor its stockholders can determine with reasonable certainty what is required to "adequately defend and uphold the economy and security of the United States of America." One could debate and write treatises to ascertain the possible policy positions that Bank of America management could take; what the resolution succeeds in doing is bringing a high level policy position to bear on this issue. "Adequacy" in the present circumstances in which there are no criteria is in the eye of the shareholders and the Company.

As the supporting statement clearly states: While bank policy and practices currently may address these concerns on a routine or ad hoc basis, the proponents believe there is a need for a higher level of management and shareholder attention to the impact of our bank's policies on the US economy and security.

Addressing the cases cited by the Company in support of its vague and indefinite argument, the SEC staff has made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. Staff Legal Bulletin No. 14B (September 15, 2004). Thus in *Wendy's International, Inc.* (February 24, 2006), *The Ryland Group, Inc.* (January 19, 2005), *Puget Energy, Inc.* (March 7, 2002), *Philadelphia Electric Company* (July 30, 1992), *Peoples Energy Corporation* (November 23, 2004), *Occidental Petroleum Corporation* (March 8, 2002), *NYNEX Corporation* (January 12, 1990) or *Alcoa Inc.* (December 24, 2002) the determinations were fact specific.[2] Any ambiguity created by specific words in those cases was only created within the four corners of that proposal. At best, these cases reiterate the general proposition that proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The present resolution does not meet that criteria -- instead it proposes to establish a position and begin high-level deliberations on the adequacy of the company's efforts to defend the Economy and Security of the United States.

With respect to the Company's arguments about lack of definitions, the staff decision in *Kroger Co.* (Apr. 12, 2000) is an instructive case. In *Kroger*, the proposal called for the company to adopt a policy of removing "genetically engineered" products from its private label products, labeling and identifying products that may contain a genetically engineered organism, and reporting to shareholders. The company challenged the proposal on many grounds including the argument that the term "genetically engineered" was not defined in the proposal and was the subject of competing definitions. Despite the lack of a definition or a consensus on the meaning of the terms, the Staff rejected the lack of definition argument and concluded that the proposal was permissible. In the case at hand we are confronted with a similar argument, but a simpler result. Even in the context of a heated debate about the meaning of the word "genetically engineered" the Staff did not require the proposal to enter into a level of minute detail as to require a formal definition. The terms "economy", "security" and "defend" are not highly debated terms and their use without definition does not create any uncertainty or risk of misunderstanding. To argue otherwise is to engage in an extreme form of parsing language that seeks to create confusion where there is none.

While not conceding the Company's argument that the Proposal is excessively vague, we note that the SEC staff may allow proponents to amend a proposal where only minor changes are needed. (Staff Legal Bulletin 14B: "We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." See also *Adams Express Company* (Dec. 28, 2000) and *SI Handling Systems, Inc.* (May 5, 2000). If the Staff finds merit in the arguments made by the Company regarding vagueness, we respectfully request the opportunity to discuss with the Staff and the Company various possible modifications, such as adding or eliminating a word or two, which we believe would eliminate any colorable argument for vagueness.

<u>The resolution is not excludible as relating to ordinary business.</u>

A proposal cannot be excluded by Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416, (DC Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, <u>i.e.</u>, one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

[2] We note that *IDACORP* (January 9, 2001) was essentially an incoherent proposal that was drafted in an unprofessional and rambling manner and therefore is not at all analogous to the Proposal.

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC*, 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and do not involve any substantial policy or other considerations, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

The 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlays the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal could be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration***. *Id.*

Most recently, the SEC clarified in the 1998 Interpretive Release that "Ordinary Business" determinations would hinge on two factors.

1. Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludible, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added)

2. "Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to `micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

Finally, it is vitally important to observe that the company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added).

We also note that recently the Second Circuit has ruled on a Rule 14a-8 matter in *AFSCME v. AIG*. One of the principles supporting that decision is that:

> Although the SEC has substantial discretion to adopt new interpretations of its own regulations in light of, for example, changes in the capital markets or even simply because of a shift in the Commission's regulatory approach, it nevertheless has a "duty to explain its departure from prior norms." *Atchison, T. & S. F. Ry. Co v. Wichita Bd. of Trade*, 412 U.S. 800, 808 (1973) (citing *Sec. of Agric. v. United States*, 347 U.S. 645, 652-53 (1954)); cf. *Torrington Extend-A-Care Employee Ass'n v. NLRB*, 17 F.3d 580, 589 (2d Cir. 1994) (stating that "an agency may alter its interpretation of a statute so long as the new rule is consistent with the statute, applies to all litigants, and is supported by a 'reasoned analysis'"). *Id.*

Therefore it is apparent that the Second Circuit, noting the lack of "reasoned analysis," has reaffirmed the importance of the SEC staff adhering to the 1976 and 1998 Interpretive Releases.

Consequently, when analyzing this case, it is incumbent on the company to demonstrate that the Proposal does not involve any substantial policy or other considerations. Therefore, it is only when the company is able to show that the Proposal raise no substantial policy consideration that it may exclude the proposal. Clearly, this is a very high threshold that gives the benefit of the doubt to the proponents and tends towards allowing, rather than excluding, proposals.

<u>The Resolution does not constitute a request for a "legal compliance program."</u>

The Company claims that the Proposal is excludible as an improper request for a "legal compliance program." Yet, a closer read of the resolution reveals that it explicitly <u>precludes</u> issues of legal compliance, stating that "The Vice President for US Economy and Security shall review whether management and Board policies, **beyond those required by law**, adequately defend and uphold the economy and security of the United States of America consistent with their responsibilities to the shareholders." (emphasis added).

Further, when one examines the three proposals cited by the Company on legal compliance, it is clear that none of the cases apply. All three cases involved requests that focus on compliance with existing and governing law (i.e. Foreign Corrupt Practices Act, the Federal Communications Act of 1934 and various white-collar crime statutes). The Proposal is distinct from these three proposals because it addresses measures that could be taken that are above and beyond legal compliance and contemplates additional steps, measures or policies. As the Proposal makes clear, it is creating a position that "review[s] whether management and Board policies, beyond those required by law, adequately defend and uphold the economy and security of the United States of America consistent with their responsibilities to the shareholders." (emphasis added)

In *Monsanto Company* (November 3, 2005) the proposal requested the creation of an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act." As is evident, the *Monsanto* proposal expressly involved "compliance" with the law in general and a specific law (the Foreign Corrupt Practices Act). In contrast, the Proposal, expressly focuses on matters "beyond those required by law". This critical distinction between the two proposals demonstrate that *Monsanto* is inapplicable.

In *General Electric Company* (January 4, 2005), the proposal requested "a report . . . detailing GE subsidiary NBC Universal Television, Inc.'s broadcast television stations' current activities to meet their public interest obligations" under the Federal Communications Act of 1934. Once again we have an example of a proposal that expressly focused on compliance under a specific federal law. Because *General Electric Company* involved compliance with a specific federal law and the Proposal focuses beyond existing legal requirements, the rule expressed in *General Electric Company* does not apply to the Proposal.

Finally, in *Hudson United Bancorp* (January 24, 2003) the proposal requested "an independent shareholders' committee to investigate possible corporate misconduct" and specifically referred to violations of the law such as "insider trading, money laundering, illegal kickbacks, bribery, tax evasion, wire and mail fraud, and forgery." Again we have a proposal that addressed compliance with the law which is in sharp contrast to the Proposal which focuses on policies "beyond those required by law." As a result, *Hudson United Bancorp* does not support the exclusion of the proposal.

These cases in fact, illustrate that the Proposal is properly focused on public policy questions, beyond compliance with law and thus is not analogous to these examples of legal compliance programs. As such, these arguments fail to meet the Company's burden of demonstrating that it is entitled to exclude the Proposal.

<u>Authorizing the board to appoint a Vice President for US economy and security does not entail inappropriate involvement of shareholders in the hiring or management of employees.</u>

The Company also argues that the Proposal is excludible because it relates to the hiring of employees. This argument is wrong for a number of reasons. First, it is clear that under Delaware law shareholders are permitted to propose and adopt bylaws that specify officer titles and duties. DGCL Sections 142 (a) and (b) prescribe that the title and duties of corporate officers shall be stated in the bylaws (or in the resolution of the Board of directors which is not inconsistent with the bylaws) and DGCL §109, grants stockholders the statutory right to adopt bylaws. On its face, §109 provides stockholders with a broad right to adopt bylaws "relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees."[3] That is precisely what this Proposal does and consequently, it is permissible under state law. Furthermore, the Proposal does not seek to manage the position or dictate who should be hired (board responsibilities), but rather appropriately addresses the policy issue of identifying the existence of the position in the bylaws. Finally, there is history of the SEC permitting these types of proposals. See *Riggs National Corp.* (February 15, 1994) (proponent sought to combine the CEO and Chairman positions).

Upon examination of the cases cited by the Company, it is clear that they are not applicable to the Proposal. In *The Boeing Company* (February 10, 2005) the proponent requested the company have a committee of independent directors approve "the hiring as Boeing senior executives of persons who were in a position to facilitate the awarding of either United States or foreign government contracts to the Company." That proposal is categorically different from the current Proposal. The Proposal does not, explicitly or implicitly, relate to the termination, hiring, or promotion of an employee as is prohibited by the Rule. In *Boeing* the proposal sought to interfere with the detailed hiring process by dictating who had the authority to approve or disapprove of hiring decisions. Furthermore, that proposal sought to impose a specific qualification – ability to win government contracts – into the hiring process. As argued by the company in that case, the proposal was properly excluded because it "seeks to give shareholders authority over the process for hiring senior executives" and was therefore "micro-managing".

That is clearly not the situation in the Proposal which simply creates an executive position and appropriately recognizes that the Board has the discretion to manage the position as it sees fit and exercise its managerial discretion to specify job qualifications. In fact, the Proposal strikes the appropriate balance by properly creating the position (a broad policy issue within the purview of the shareholders) while leaving the management of the position (a day-to-day issue) within the discretion of the Board. Consequently, the Boeing prohibition on micro-managing the hiring process is not raised by the Proposal and cannot be grounds for exclusion.

In *Spartan Motors, Inc.* (March 13, 2001) the proposal stated:

> Resolved: The shareholders of Spartan Motors, Inc. request that our Board of Directors immediately remove George W. Sztykiel as Chief Executive Officer of Spartan Motors and begin an immediate search for a new Chief Executive Officer

---

[3] (a) Every corporation organized under this chapter shall have such officers with such titles and duties as shall be stated in the bylaws or in a resolution of the board of directors which is not inconsistent with the bylaws and as may be necessary to enable it to sign instruments and stock certificates which comply with §§103(a)(2) and 158 of this title. One of the officers shall have the duty to record the proceedings of the meetings of the stockholders and directors in a book to be kept for that purpose. Any number of offices may be held by the same person unless the certificate of incorporation or bylaws otherwise provide.

(b) Officers shall be chosen in such manner and shall hold their offices for such terms as are prescribed by the bylaws or determined by the board of directors or other governing body. Each officer shall hold office until such officer's successor is elected and qualified or until such officer's earlier resignation or removal. Any officer may resign at any time upon written notice to the corporation.

> capable of prudently overseeing the day to day managing, operating and financial affairs of our business.

As is self evident, the *Spartan* proposal is a model of prohibited micro-management as the proponent sought the removal of a named employee. This is clearly not analogous to the Proposal which addresses a significant policy issue through the creation of an executive position without delving into the managerial particulars that will accompany the staffing and supervision of the position.

For the reasons given above, we can see that the cases cited by the Company bear no resemblance to the Proposal and consequently cannot provide a basis for exclusion.

Rather, the proper conclusion is that the Proposal appropriate seeks to address a major policy issue facing the company and authorizing, within the confines of Delaware law, an executive position without interfering with the Board's managerial discretion.

<u>The Proposal is not substantially implemented.</u>

The Company argues that it has substantially implemented the proposal because the current bylaws already provide opportunity for the appointment of Vice Presidents. Consequently, they argue the Board already can create the position if the members wish to. The Company is either misrepresenting or misapprehending the Proposal.

The mere fact that the current bylaws permit the Board to create a position is not sufficient to argue substantial implementation, because the Proposal authorizes and frames a new position with a specific area of responsibility. Substantial implementation would entail where the Board had created the position of Vice President that "review[s] whether management and Board policies, beyond those required by law, adequately defend and uphold the economy and security of the United States of America consistent with their responsibilities to the shareholders." It is clear that the Company does not have such a position, and nor have they asserted that the responsibilities are effectively addressed within the existing duties of any executive.

It is important to stress that the Proponents have developed this bylaw amendment within the legal parameters established in Delaware law. It is clear that under Delaware Law, DGCL §109, stockholders have a statutory right to adopt bylaws "relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." Consequently, it is permissible for shareholders to submit bylaw amendments that specify officer titles and duties so long as the amendment does not interfere with the board's managerial authority. The Proposal meets this need, by specifying the title and duties of the position (something the Board has not done) while not interfering with the board's managerial authority to staff and supervise the position.

CONCLUSION

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. As demonstrated above, the Proposal is not excludible under any of the criteria of Rule 14a. We respectfully request an opportunity to confer with SEC Staff in the event that the Staff should decide to concur with the Company, and as noted above, would be willing to make wording changes to the resolution should the staff should find it any colorable concerns regarding vagueness.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc:
John C. Harrington
Kenneth L. Wagner

APPENDIX

Peoples Daily Online (China) June 18, 2005
China Focus: Bank of America takes stake in Construction Bank

The Bank of America said in Beijing Friday that it will invest 2.5 billion US dollars in China Construction Bank (CCB), -- and earmark an additional 500 million US dollars when the CCB goes public later this year as scheduled --for a roughly nine percent stake in the country's leading propertylender.

This was the largest sum of foreign investment poured into a Chinese company by a single foreign company, an insider said.

The Bank of America also received an option to increase its stake in the coming few years to 19.9 percent at the price of the shares in the CCB's initial public offering, approaching to the ceiling set by China's banking regulator for investment by a single foreign bank.

The deal was signed in Beijing by the Bank of America board chairman Kenneth D. Lewis and China Construction Bank chairman Guo Shuqing.

The partnership between the two banks shows that China's state-owned commercial banks have moved in a "very important" direction in the throes of reform, Qin Chijiang, a financial professor of the Central University of Finance and Banking said in an interview with Xinhua.

The 2.5 billion dollars are affordable for the Chinese government and even a domestic enterprise. "If we are pursuing the money, it is not necessary to invite a foreign investor," he said.

"Instead, what a foreign partner will bring is more sophisticated management for a domestic bank. Bank of America, as a shareholder, will prod the CCB to exercise scientific decisions and promote transparency," Qin added.

Their agreement is a "good thing" as it shows that renovation of state banks was fruitful and attracted foreign investors, he said.

China is in the midst of overhauling its state banks, including the CCB, the Industrial and Commercial Bank of China, the Agricultural Bank of China and the Bank of China, ahead of the World Trade Organization-mandated opening of the financial market to foreign rivals by the end of 2006.

In line with their agreement, the Bank of America will provide "strategic assistance" for the CCB in many areas, including corporate governance, risk management, information technology, financial management and human resources management.

The third largest US banking group will hold a seat in the CCB's board of directors and send about 50 people to the CCB to provide consultancy services.

Guo Shuqing hailed cooperation between the two banks as a "win-win" result.

The Bank of America is an example to learn from for his bank in establishing a commercial bank culture "with customers as the center and market as the orientation", he told the press.

Chang Zhenming, CCB's president, told Xinhua he believes that the partnership will turn the CCB into a modern commercial bank with strong competitiveness globally.

Lewis echoed their remarks, saying that the partnership will create long-term values for both sides, backed by China's 1.3 billion population and the fastest-growing economy. He rendered support for the timetable of CCB's listing.

According to Guo, CCB is trying to sell shares to the public this year, but the initial public offering also depends on market factors.

CCB's net assets soared to 194.7 billion yuan (23.5 billion dollars) by the end of last year. Its major business indices, such as return on assets and bad debt ratio, all met regulatory requirements.

Source: Xinhua

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 4, 2006

The proposal would amend the bylaws to create a "Vice President for US Economy and Security" to review whether management and board policies adequately defend and uphold the economy and security of the United States of America.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Rebekah J. Toton
Attorney-Adviser